UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TERREMARK WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number)

Gaylord Macnack

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

September 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund I C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Group Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGU International Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Lloyd N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,371,178(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,371,178(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.06% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons own 9,371,178 shares of Common Stock of Terremark Worldwide, Inc.

(2)   The calculation of the foregoing percentage is based on 58,356,369 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of July 31, 2007, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007.

Item 1.	Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission on December 13, 2006, as amended on January 23, 2007, February 9, 2007, February 21, 2007, March 6, 2007, March 20, 2007, March 28, 2007 and May 2, 2007 relates to 9,371,178 shares of Common Stock (the “Shares”) of Terremark Worldwide, Inc.  (the “Company”).  The Company’s principal offices are located at 2601 S. Bayshore Drive, Miami, Florida.

Item 2.	Identity and Background

(a), (b) and (c) This Amendment is being filed jointly by (i) Aviva plc, a public limited company organized under the laws of England and Wales, (ii) Aviva Group Holdings Limited, a limited liability company organized under the laws of England and Wales; (iii) Aviva International Insurance Limited, a limited liability company organized under the laws of England and Wales; (iv) Aviva Insurance Limited, a limited liability company organized under the laws of Scotland; (v) Aviva International Holdings Limited, a limited liability company organized under the laws of England and Wales; (vi) CGU International Holdings B.V., a limited liability company organized under the laws of The Netherlands; (vii) Delta Lloyd N.V., a limited liability company organized under the laws of The Netherlands; (viii) Cyrte Investments B.V. (“Cyrte Investments”), a limited liability company organized under the laws of The Netherlands; (ix) Cyrte Investments GP I B.V. (“Cyrte Investments GP”), a limited liability company organized under the laws of The Netherlands; and (x) Cyrte Fund I C.V. (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands (collectively, the “Reporting Persons”).  Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited and CGU International Holdings B.V. are referred to herein as the “Aviva Reporting Persons”.

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited. Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited. Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited. Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited. Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V. CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V. Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP. Cyrte Investments GP is the general partner of Cyrte Fund.

The name, business address, business activity and present principal occupation or employment of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business of each of the Aviva Reporting Persons and Delta Lloyd N.V. is insurance services. The principal business of Cyrte Investments is investment management.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or general partner of the Reporting Persons who is a natural person is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners, Talpa Beheer B.V. and Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke belangen (PGGM).

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons have, in the past, engaged in meetings and communications from time to time with the Company’s key personnel such as the chief executive officer and chief financial officer. These meetings and conversations were held for the purpose of better understanding the Company and its industry. In the future, the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company's operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2007, there were 58,356,369 Shares outstanding as of July 31, 2007.  Cyrte Investments GP directly owns 9,371,178 Shares, which represent 16.06% of the Shares outstanding as of July 31, 2007.  None of the Aviva Reporting, Persons Delta Lloyd N.V., Cyrte Investments and Cyrte Fund directly own any Shares.  However each of the Aviva Reporting, Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Shares directly owned by Cyrte Investments GP by virtue of the fact that: Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited,  Aviva Group Holdings Limited owns all% of the outstanding share capital of Aviva International Insurance Limited,  Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited,  Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited,  Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V.,  CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V., Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments, Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP and  Cyrte Investments GP is the general partner of Cyrte Fund.  Each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund disclaims beneficial ownership of such Shares for all other purposes.

(c) During the past 60 days, none of the Reporting Persons has bought or sold Shares of the Company.

(d) The limited partners of Cyrte Fund, being Talpa Beheer B.V. and Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke belangen (PGGM), will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements. (e) Not applicable. During the past 60 days, none of the Reporting Persons has effected any transactions in the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Cyrte Investments B.V., Cyrte Investments GP I B.V., Cyrte Fund I C.V., Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings B.V. and Delta Lloyd N.V., dated as of October 9, 2007.

Exhibit 99.2	Powers of Attorney dated as of October 2, 2007 and October 8, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2007
Date
/s/ Gaylord Macnack
Signature Cyrte Investments B.V., by Gaylord Macnack, attorney-in-fact*

October 9, 2007
Date
/s/ Gaylord Macnack
Signature Cyrte Investments GP I B.V., by Gaylord Macnack, attorney-in-fact*

October 9, 2007
Date
/s/ Gaylord Macnack
Signature Cyrte Fund I C.V., by Gaylord Macnack, attorney-in-fact*

October 9, 2007
Date
/s/ Antoinette Sprenger
Signature Aviva plc, by Antoinette Sprenger, attorney-in-fact**

Date October 9, 2007
/s/ Antoinette Sprenger
Signature Aviva Group Holdings Limited, by Antoinette Sprenger, attorney-in-fact**

Date October 9, 2007
/s/ Antoinette Sprenger
Signature Aviva International Insurance Limited, by Antoinette Sprenger, attorney-in-fact**

Date October 9, 2007
/s/ Antoinette Sprenger
Signature Aviva Insurance Limited, by Antoinette Sprenger, attorney-in-fact**

Date October 9, 2007
/s/ Antoinette Sprenger
Signature Aviva International Holdings Limited, by Antoinette Sprenger, attorney-in-fact**

Date October 9, 2007
/s/ Antoinette Sprenger
Signature CGU International Holdings B.V., by Antoinette Sprenger, attorney-in-fact**

October 9, 2007
Date
/s/ Antoinette Sprenger
Signature Delta Lloyd N.V., by Antoinette Sprenger, attorney-in-fact**

* Signed pursuant to powers of attorney, dated July 30, 2006, August 3, 2006 and January 18, 2007, included as Exhibit 99.2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 2007 by the Reporting Persons and incorporated by reference herein.

** Signed pursuant to powers of attorney, dated October 2, 2007 and October 8, 2007, included as Exhibit 99.2 to this Amendment No. 8 to the statement on Schedule 13D filed with the Securities and Exchange Commission.

SCHEDULE I

The name, business address, business activity, present principal occupation or employment and, if a natural person, citizenship of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

Cyrte Investments B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Botman, Franciscus Johannes	Flevolaan 41A, 1411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Director (bestuurder)	Director (bestuurder)	The Netherlands
Aardoom, Japhet Pieter	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Otto, Alex Hendrikus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Krant, Joop	Dreeftoren 5th floor Haaksbergweg 11 1101 BP Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands

Cyrte Investments GP I B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; sole director (bestuurder) of Cyrte Investments GP I B.V.	Not applicable

Cyrte Fund I C.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments GP I B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; general partner of Cyrte Fund I C.V.	Not applicable

Aviva plc

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Arora, Nikesh	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
de la Dehesa Romero, Guillermo	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Spain
Dik, Wim	St Helen’s, 1 Undershaft, London EC3P 3DQ	Senior Independent Director	Senior Independent Director	The Netherlands
Francis, Mary, Elizabeth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Goeltz, Richard, Karl	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Piwnica, Carole	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Belgium
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sharman, Colin, Morven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Chairman	Chairman	United Kingdom
Walls, John, Russell, Fotheringham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Ainley, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Godlasky, Thomas	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Dromer, Alain	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	France
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	India

Aviva Group Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva International Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	Pitheavlis, Perth PH2 0NH	Director	Director	United States
Moss, Andrew, John	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Sahay, Anupam	Pitheavlis, Perth PH2 0NH	Director	Director	India
Scott, Philip, Gordon	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom

Aviva International Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

CGU International Holdings B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Harris, Timothy	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Jones, Edward, Graham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Delta Lloyd N.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Medendorp, Paul Kerst	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	Germany
Raué, Hendrik Herman	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
van der Burg, Vincent Arthur Maria	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kottman, René Herman Philip Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Smits, Marcellinus Hermanus Maria	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Boumeester, Pamela Gertrude	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Haars, Jan Gerard	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Fischer, Eric Jacob	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Thiam, Cheick Tidjane	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	Ivory Coast
Moss, Andrew John	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	United Kingdom